P.E. 1/31/02

02013818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

CARLISLE HOLDINGS LIMITED
(Translation of registrant's name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize
(Address of principal executive offices)

CarlisleGroup

Press Release

Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2001

Belize City, Belize, January 31, 2002 -- Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $315.3m (2000 -- $312.9m) and net income (before non-recurring items) of $7.5m (2000 -- $11.6m) for the quarter ended December 31, 2001, the third quarter of fiscal 2002. Earnings per share (before non-recurring items) for the quarter ended December 31, 2001 was $0.13 (2000 -- $0.20).

For the nine months ended December 31, 2001, revenue was $951.1m (2000 - $926.5m) and net income (before non-recurring items) was $22.4m (2000 - $39.2m). Earnings per share (before non-recurring items) for the nine months ended December 31, 2001 was $0.38 (2000 -- $0.66).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

"The results for the current quarter continue to be affected by OneSource which reported an operating loss of $1.7m compared with a loss of $3.5m in the second quarter. The October cuts in SG & A have lowered overhead levels and produced a more efficient corporate structure."

"Overall, the UK businesses produced a satisfactory result for the quarter in the context of a slowing economy where the adverse economic climate has had some negative effect. Disciplined cost control remains a priority at both operations."

"Financial Services produced an exceptionally good result and Telecommunications contributed another solid quarter."

Third Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $239.7m for the quarter ended December 31, 2001 (2000 -- $254.8m). The operating loss before goodwill amortization for the quarter ended December 31, 2001 amounted to $0.5m (2000 - income of $7.5m), principally due to the OneSource performance.

At OneSource, in our principal janitorial area of commercial real estate cleaning, price competition and labor cost pressures continue to depress gross margins.

Although further progress has been made in rectifying loss-making districts, the overall performance at the gross margin level has improved only slightly. Workers compensation self-insurance costs are also trending slightly upwards, which could negate some of this improvement as we move forward. Management is tightly focused on maintaining and improving the gross margins at job level where possible. The October cuts in personnel at divisional corporate headquarters and in the field reduced SG & A levels and consequently the operating loss in the quarter was reduced to $1.7m from a level of $3.5m in the second quarter. Certain administration costs will increase as the company implements improvements in its IT and data communications infrastructure and the management information systems which support operations. Over time, these improvements should help to improve the performance at OneSource. Since September, cash collections have recovered to normal levels and the exercise to collect the pre-March 2001 receivables will be substantially completed by the end of this fiscal year.

New business added during the quarter included a contract for provision of full facilities maintenance for Tuskegee University in Alabama and one for janitorial services at the University at Buffalo in New York. OneSource also won significant landscape contracts with The Villages, a residential development north of Orlando and Marriott's Cypress Harbor Resort in Orlando, as well as a painting contract for The Borgata Hotel and Casino, scheduled to open in the summer of 2003 in Atlantic City.

In the UK, third quarter revenues in cleaning and support services declined slightly from the previous year. However, several new contracts were won in the retail and distribution sectors. While sales are likely to remain relatively flat in the near term, operating income is expected to remain on plan, reflecting stringent cost controls. In manned guarding, revenues in the third quarter declined by approximately $2.0m due to a number of contract losses and a small operating loss was posted. Higher minimum wage regulations and increased training requirements have kept the cost base too high; it has been difficult to pass these increased costs on to customers in the current environment and we continue to review the business structure to maximize the efficiency of our operations. A significant new contract was won with the London Underground and the new business pipeline is healthy.

Staffing Services

The Staffing Services division increased revenues by approximately 6% to $61.4m (2000 -- $58.1m) for the quarter ended December 31, 2001. However, operating income before goodwill amortization for the quarter ended December 31, 2001 continued to be impacted by the deterioration in permanent hiring and declined to $3.3m (2000 -- $3.9m). In addition, the quarter was negatively affected by loss of business from the collapse of Enron, which caused an additional bad debt expense of $0.4m to be incurred.

In spite of difficult market conditions, the business completed the acquisition of CPG in November, a London based business providing temporary and permanent staff placement services to blue chip clients. CPG strengthens our London market position and adds to the group's outsourced HR Services capabilities.

External conditions are expected to remain difficult going forward but we have successfully reduced overheads a further 2% in the third quarter. In addition, the protection provided by our significant public services presence and the bias towards contract and temporary workers should continue to help performance.

Financial Services

Financial Services reported another strong performance with operating income of $6.4m (2000 - $4.7m) in the quarter. In the nine-month period, operating income increased by 21% to $17.1m (2000 – $14.1m). The results reflect a 29% increase in net interest income, driven by a 22% increase in the average loan portfolio of the Belize Bank, offset by a small increase in non-interest expenses.

Belize Telecommunications

Belize Telecommunications Limited ("BTL"), which is now consolidated as a subsidiary, provided another solid quarter in operating income, the Company's 52% share amounting to $2.0m. Increasing demand for cellular, internet and data services is expected to continue to drive revenue growth.

Associates

The income from associates in the quarter ended December 31, 2001, arises from the investment in NUMAR. The decline in the quarter ended December 31, 2001 to $0.8m (2000 -- $2.2m) is due to the continued effect of the depressed world market for edible oils on NUMAR and the exclusion of BTL, which is now consolidated as a subsidiary.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, commercial interior painting services, general repair and maintenance and other specialized services for more than 12,000 commercial, institutional and industrial accounts. In the UK, Carlisle Group is also a leading provider of outsourced facilities services through the LI Group and Capitol Security Services. Carlisle Staffing Services occupies a significant position in the UK and Ireland staffing services sector with a presence in the markets for Office, Professional and Industrial staff, Public Services and the developing Human Resources Services market. This business has over 75 locations with a weekly temporary/contractor base of circa 9,000 workers employed across more than 4,000 clients. The Company also has interests in financial services and telecommunication services businesses.

Forward Looking Statements

Certain statements in this press release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle's services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle's businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group
561-368-3899

Makinson Cowell
212-994-9044

Note: This and other press releases are available at the company's web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

	3 months ended December 31, 2001	3 months ended December 31, 2000	9 months ended December 31, 2001	9 months ended December 31, 2000
Net sales				
Facilities Services	239.7	254.8	733.5	763.3
Staffing Services	61.4	58.1	174.4	163.2
Telecommunication Services	14.2	-	43.2	-
Total net sales	315.3	312.9	951.1	926.5
Operating income (loss) before goodwill amortization				
Facilities Services	(0.5)	7.5	(0.4)	27.8
Staffing Services	3.3	3.9	9.6	10.3
Financial Services	6.4	4.7	17.1	14.1
Telecommunication Services	2.0	-	6.8	-
Corporate overheads	(1.8)	(1.5)	(5.2)	(4.5)
Total operating income before goodwill amortization	9.4	14.6	27.9	47.7
Goodwill amortization	-	(2.2)	-	(6.6)
Operating income	9.4	12.4	27.9	41.1
Associates	0.8	2.2	2.7	7.1
Net interest expense	(1.8)	(1.6)	(4.9)	(4.5)
Income before income taxes	8.4	13.0	25.7	43.7
Income taxes	(0.7)	(1.2)	(2.8)	(3.9)
Income after income taxes	7.7	11.8	22.9	39.8
Minority interests	(0.2)	(0.2)	(0.5)	(0.6)
Net income	7.5	11.6	22.4	39.2
Earnings per ordinary share:				
Basic and diluted	$0.13	$0.20	$0.38	$0.66
Number of shares – diluted	59.0m	59.2m	58.9m	59.8m

The results for the three months and the nine months ended December 31, 2001 exclude goodwill amortization with effect from April 1, 2001 and are stated before non-recurring net charges of $0.8m and $1.3m, respectively. The results for the three months ended December 31, 2000 are stated before non-recurring net charges of $0.1m. The results for the nine months ended December 31, 2000 are stated before non-recurring net gains of $0.8m.

- Ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: January 31, 2002

By: s/P.T. Osborne ,
Philip T. Osborne
Company Secretary